                   SUBJECT TO COMPLETION DATED JUNE 22, 1998

INFORMATION CONTAINED HEREIN IS SUBJECT TO AMENDMENT AND COMPLETION.

                                                FILED PURSUANT TO RULE 424(B)(5)
                                                          REGISTRATION NO.

          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 12, 1997

    [LOGO]
                                3,000,000 SHARES

                        MERIDIAN INDUSTRIAL TRUST, INC.

                   % SERIES D CUMULATIVE REDEEMABLE PREFERRED STOCK
                          (PAR VALUE $.001 PER SHARE)
                   (LIQUIDATION PREFERENCE $25.00 PER SHARE)
                               ------------------

    Meridian Industrial Trust, Inc., a Maryland corporation, is a self-administered and self-managed real estate operating company engaged primarily in the business of owning, acquiring, developing, managing and leasing income-producing warehouse/distribution and light industrial properties. Dividends on the Company's Series D Cumulative Redeemable Preferred Stock, par value $.001 per share (the "Series D Preferred Shares"), offered by this Prospectus Supplement (the "Offering") will be cumulative from the date of original issue and will be payable quarterly in arrears on the last day of January, April, July and October of each year (or, if such day is not a business
day, the next business day), commencing on July 31, 1998, at the rate of       %
of the liquidation preference per annum. See "Description of Series D Preferred Shares--Dividends."

    The Series D Preferred Shares are not redeemable prior to       , 2003. On
and after such date, the Series D Preferred Shares may be redeemed, in whole or in part, at the option of the Company, at a redemption price of $25.00 per share, plus all accrued and unpaid dividends. The Series D Preferred Shares will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other securities of the Company. See "Description of Series D Preferred Shares--Redemption." The Series D Preferred Shares will rank junior to the Company's Series B Convertible Preferred Stock, par value $.001 per share, $35.0 million aggregate liquidation preference (the "Series B Preferred Shares"). The Series B Preferred Shares are redeemable for cash or convertible into Common Stock of the Company beginning on January 1, 1999, in each case at the Company's option. See "Description of Stock-- Designated Preferred Stock" in the accompanying Prospectus. Subject to certain limited exceptions, ownership of more than 8.5% of the Series D Preferred Shares is restricted in order to preserve the Company's status as a REIT for federal income tax purposes. See "Description of Stock--Restrictions on Ownership and Transfer" in the accompanying Prospectus.

    The Company intends to file an application to list the Series D Preferred Shares on the New York Stock Exchange, although there can be no assurance that the Series D Preferred Shares will be approved for listing.
                              --------------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
            PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
            RELATES.
                ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.
                              --------------------

                                                             INITIAL PUBLIC       UNDERWRITING        PROCEEDS TO
                                                           OFFERING PRICE (1)     DISCOUNT (2)       COMPANY (1)(3)
                                                           ------------------  ------------------  ------------------
Per Share................................................        $25.00                $                   $
Total (4)................................................     $75,000,000              $                   $

--------------------------
(1) Plus accrued dividends, if any, from the date of original issue.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(3) Before deducting estimated expenses of $300,000 payable by the Company.
(4) The Company has granted the several Underwriters an option for 30 days to purchase up to 450,000 additional Series D Preferred Shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments, if any. If the option is exercised in full, the Initial Public Offering Price, Underwriting Discount and Proceeds to Company
    will be $      , $      and $      , respectively. See "Underwriting."
                              --------------------

    The Series D Preferred Shares are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Series D Preferred Shares will be ready for delivery in book-entry form only through the facilities of the Depository Trust Company in New York, New York on or about
           , 1998, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                          PRUDENTIAL SECURITIES INCORPORATED

               A.G. EDWARDS & SONS, INC.

                              LEGG MASON WOOD WALKER
                                           INCORPORATED

                                              PAINEWEBBER INCORPORATED
                              --------------------

          The date of this Prospectus Supplement is June       , 1998.

Map of the United States with graphic representation of the Company's principal markets: Los Angeles Basin, Dallas, Chicago, Columbus, Memphis, Houston, San Francisco Bay Area, Atlanta, Phoenix, New Jersey/ Pennsylvania I-95 Corridor, Orlando, Seattle and Indianapolis.

REGIONAL OFFICES
San Francisco Bay Area--Headquarters
Los Angeles Basin--Wesler region
Chicago--Midwest region
Dallas--Southeastern region
Boston--Northeastern region

* 202 Industrial Properties                         * 531 Tenants
* 24.7 Million Square Feet                          * 95% Occupancy
* 22 Markets                                        * Average Property Age of 12 Years

--------------------------
CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SERIES D PREFERRED SHARES, INCLUDING OVER- ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

    THE FOLLOWING IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL INFORMATION AND STATEMENTS, AND THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND INCORPORATED HEREIN OR THEREIN BY REFERENCE. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, INCLUDING DOCUMENTS INCORPORATED HEREIN AND THEREIN BY REFERENCE, CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT"), AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934 (THE "EXCHANGE ACT"). FORWARD-LOOKING STATEMENTS ARE INHERENTLY SUBJECT TO RISKS AND UNCERTAINTIES, MANY OF WHICH CANNOT BE PREDICTED WITH ACCURACY AND SOME OF WHICH MIGHT NOT EVEN BE ANTICIPATED. FUTURE EVENTS AND ACTUAL RESULTS, FINANCIAL AND OTHERWISE, MAY DIFFER MATERIALLY FROM THE EVENTS AND RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THE GENERAL ECONOMIC CLIMATE, COMPETITION AND THE SUPPLY OF AND DEMAND FOR INDUSTRIAL PROPERTIES IN THE COMPANY'S MARKETS, INTEREST RATE LEVELS, THE AVAILABILITY OF FINANCING, POTENTIAL ENVIRONMENTAL LIABILITY AND OTHER RISKS ASSOCIATED WITH THE OWNERSHIP, DEVELOPMENT AND ACQUISITION OF PROPERTIES, INCLUDING RISKS THAT TENANTS WILL NOT TAKE OR REMAIN IN OCCUPANCY OR PAY RENT, OR THAT CONSTRUCTION OR OPERATING COSTS MAY BE GREATER THAN ANTICIPATED, AND THOSE APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND APPEARING IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1997, AS AMENDED, WHICH IS INCORPORATED BY REFERENCE IN THE ACCOMPANYING PROSPECTUS. UNLESS INDICATED OTHERWISE, THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED. AS USED HEREIN, THE TERM (I) "COMPANY" INCLUDES MERIDIAN INDUSTRIAL TRUST, INC., A MARYLAND CORPORATION, AND ITS CONSOLIDATED SUBSIDIARIES, UNLESS THE CONTEXT INDICATES OTHERWISE. CERTAIN ADDITIONAL TERMS CONTAINED HEREIN ARE DEFINED IN THE GLOSSARY OF THE ACCOMPANYING PROSPECTUS.

                                  THE COMPANY

    The Company is a self-administered and self-managed real estate operating company engaged primarily in the business of owning, acquiring, developing, managing and leasing income-producing warehouse/distribution and light industrial properties. The Company's strategy is to be a demand-driven, competitively priced, nationwide provider of warehouse/distribution space. At March 31, 1998, the Company owned and operated 202 warehouse/distribution and light industrial properties encompassing approximately 24.7 million square feet of leasable space that were 95% leased to a total of 531 tenants. The average age of the Company's properties at March 31, 1998 was 12 years. In addition, the Company had 3.8 million square feet of warehouse/distribution properties under development at March 31, 1998. Based on the total square feet of leasable space owned by the Company and management's knowledge of the industrial real estate market, the Company believes it is one of the largest public owners and managers of modern industrial space for lease in the United States.

    The properties are located in significant industrial centers and distribution hubs throughout the United States (Los Angeles Basin, Dallas, Chicago, Columbus, Memphis, Houston, San Francisco Bay Area, Atlanta, Detroit, Las Vegas, Phoenix, New Jersey/Pennsylvania I-95 Corridor, Nashville, Orlando, Seattle, Miami and Indianapolis). The Company intends to increase its presence in these markets and in other regional markets and to continue its strategy of being a demand-driven, competitively priced, nationwide provider of industrial space.

    The Company's senior executives have an average of approximately 18 years experience in the commercial real estate business and an average tenure of nine and a half years with the Company and its predecessors. These senior executives' comprehensive in-house expertise includes management of public and private companies, operating public real estate investment trusts, acquisitions, dispositions, development, property management, leasing, marketing, finance, accounting and law. The executive officers include Allen J. Anderson, Chairman and Chief Executive Officer, Milton K. Reeder, President and Chief Financial Officer, and Dennis D. Higgs, Executive Vice President and Chief Investment Officer. The Company also has attracted institutional investors that, as of March 31, 1998, owned a substantial portion of the Company's outstanding stock, including Hunt Realty Corporation ("Hunt"), USAA Real Estate Company ("USAA"), Ameritech Pension Trust ("Ameritech"), The State Teachers Retirement Board of Ohio ("OTR"), and The Prudential Insurance Company of America and certain related entities ("Prudential").

    The Company's fundamental business objective is to maximize total return to its stockholders by increasing cash flow per share and increasing the long-term value of the properties. The Company intends to achieve this objective by continuing to implement the operating strategies summarized below.

    The Company's business strategy is responsive to the accelerated pace of change in the location and use of distribution space. Management believes this change is the result of global competition and technological advances which drive companies to increase efficiencies and reduce costs. Logistics, the science of procuring, storing and distributing goods, has redefined many of the criteria for designing distribution space and has led to the development of the modern warehouse. The Company defines the modern warehouse building as one that typically has clear heights to stack goods of 24 feet or greater, deeper truck turning radii (in excess of 130 feet), high capacity sprinkler systems and cross docking capabilities as well as other important features that are designed to increase the velocity of goods distribution. In addition, the rapid decline in the cost of computer driven technology has provided many companies with improved methods for tracking, storing and retrieving goods. As a result, there is a growing trend among distribution space users to consolidate inventory into large, modern warehouses located in major markets along the "path of goods movement" (I.E., major cities at the intersection of highways, airports, rail lines and shipping ports). Major cities along the path of goods movement are the markets that the Company has targeted for acquisition and development opportunities.

    The Company believes that demand for modern warehouses will increase as a result of such factors as population growth, increased industrial production, global competition, increased capital spending and increased consumer demand. The resulting increase in demand for this type of distribution space has not been met by a corresponding increase in supply. Therefore, distribution space users often seek build-to-suit transactions in which building design can be matched with specific logistical requirements and modern distribution technologies.

    The Company's executive offices are located at 455 Market Street, 17th Floor, San Francisco, California 94105, and its telephone number is (415) 281-3900.

                                 THE PROPERTIES

    The following table sets forth, as of March 31, 1998, certain information regarding the Company's 202 properties. The table does not include properties under development, acquisitions completed since March 31, 1998 or pending acquisitions.

                                NUMBER OF       OCCUPANCY      RENTABLE       % OF TOTAL      ANNUALIZED    % OF TOTAL
MARKET                         PROPERTIES         RATE        SQUARE FEET    SQUARE FEET    BASE RENT (1)    BASE RENT
---------------------------  ---------------  -------------  -------------  --------------  --------------  -----------
LA Basin, CA...............            52             98%        5,699,785         23.0%    $   23,943,134       25.8%
Dallas, TX.................            42             92%        4,682,348         19.0%        14,073,497       15.2%
Chicago, IL................            22             90%        2,655,142         10.7%         9,266,429        9.9%
Columbus, OH...............             6            100%        1,968,283          8.0%         5,761,142        6.2%
Memphis, TN................             9            100%        1,762,223          7.0%         5,452,286        5.9%
Houston, TX................            10             94%        1,134,445          4.6%         3,475,740        3.7%
SF Bay Area, CA............             6             99%        1,124,276          4.6%         5,581,147        6.0%
Atlanta, GA................             7             97%        1,064,591          4.3%         5,621,278        6.0%
Detroit, MI................            13             87%          654,338          2.7%         2,832,615        3.0%
Las Vegas, NV..............             3             88%          612,735          2.5%         2,890,662        3.1%
Phoenix, AZ................             5            100%          587,105          2.4%         2,259,047        2.4%
New Jersey/I-95............            10            100%          579,267          2.3%         2,327,243        2.5%
Nashville, TN..............             3            100%          437,552          1.8%         1,402,522        1.5%
Orlando, FL................             1            100%          242,160          1.0%         1,075,992        1.2%
Seattle, WA................             1             69%          237,281          1.0%           980,562        1.1%
Miami, FL..................             3             79%          219,379          0.9%         1,030,801        1.1%
Indianapolis, IN...........             1            100%          219,104          0.9%           724,428        0.8%
Other......................             8             99%          799,142          3.3%         4,460,582        4.6%
                                      ---           -----    -------------       -------    --------------  -----------
  Total....................           202             95%       24,679,156        100.0%    $   93,159,107      100.0%
                                      ---           -----    -------------       -------    --------------  -----------
                                      ---           -----    -------------       -------    --------------  -----------

------------------------

(1) Represents annualized monthly base rent of the leases in effect at March 31, 1998.

                              RECENT DEVELOPMENTS

ACQUISITIONS AND DIVESTITURES

    From January 1, 1998 to May 31, 1998, the Company, either directly or through unconsolidated subsidiaries, has acquired 21 properties for aggregate consideration of approximately $95.8 million (13 of which were acquired since March 31, 1998 for aggregate consideration of approximately $51.8 million). These properties are located in California, Florida, Ohio, Nevada, Tennessee and Texas. The properties acquired comprise approximately 2.3 million rentable square feet. In addition, six cold storage facilities located in California, Florida and Texas comprising approximately 632,000 square feet were acquired for total consideration of approximately $49.2 million by Meridian Refrigerated, Inc., an unconsolidated subsidiary in which the Company owns non-voting participating preferred stock. In addition, the Company acquired approximately
103.0 acres of land scheduled for future development. Total investment cost incurred for the acquisition of this land as of May 31, 1998 was $15.2 million.

    Since January 1, 1998, the Company has also disposed of its interest in five properties representing approximately 753,000 rentable square feet, through property swaps or sales for cash, for total consideration of $20.1 million.

PROPERTIES UNDER DEVELOPMENT

    At May 31, 1998, the Company had 14 warehouse/distribution properties under development which will comprise approximately 5.2 million square feet upon completion. The aggregate cost for the design and construction of these development projects is estimated to be $199.0 million.

FIRST QUARTER 1998 AND YEAR-END 1997 RESULTS

    The Company's total revenues for the three months ended March 31, 1998 increased to $27.0 million from total revenues of $11.9 million for the same period in 1997. Net income allocable to the Company's common stockholders was $9.5 million, or $0.31 per share, for the three months ended March 31, 1998, compared to $4.1 million, or $0.30 per share for the same period in 1997. All of the share amounts included above and mentioned below, unless otherwise stated, refer to basic earnings per share.

    The Company's total revenues for the year ended December 31, 1997 increased to $66.2 million from $35.0 million for the same period in 1996. Net income allocable to the Company's common stockholders was $19.9 million, or $1.12 per share, for the year ended December 31, 1997, compared to $11.7 million, or $1.37 per share for the same period in 1996. The Company's historical results of operations for the year ended December 31, 1996 reflect the operating activities from February 23, 1996 to December 31, 1996. Prior to February 23, 1996, the Company had no operations other than interest on its investments and general and administrative expenses.

                                  THE OFFERING

    For a more complete description of the terms of the Series D Preferred Shares, including definitions of capitalized terms used but not defined in this summary, see "Description of Series D Preferred Shares" in this Prospectus Supplement.

SECURITIES OFFERED.....  3,000,000 Series D Preferred Shares.

USE OF PROCEEDS........  The net proceeds to the Company from the Offering (approximately
                         $71.7 million) will be used to repay outstanding borrowings under the Company's $250 million unsecured line of credit (the
                         "Unsecured Credit Facility"). See "Use of Proceeds."

RANKING................  With respect to the payment of dividends and amounts upon liquidation, the Series D Preferred Shares will rank junior to the 2,272,727 outstanding Series B Preferred Shares, aggregate liquidation preference $35.0 million, and senior to the Common
                         Stock. The Series B Preferred Shares are redeemable for cash or convertible into Common Stock, in each case at the option of the
                         Company, beginning on January 1, 1999. See "Description of
                         Series D Preferred Shares--Ranking" and "Description of
                         Stock--Designated Preferred Stock" in the accompanying
                         Prospectus.

DIVIDENDS..............  Dividends on the Series D Preferred Shares will be cumulative from the date of original issue and will be payable quarterly in arrears on the last day of January, April, July and October of each year (or, if such day is not a business day, the next business day), commencing on July 31, 1998, at the rate of
                               % of the liquidation preference per annum (equivalent to
                         $      per share per annum). Dividends on the Series D Preferred
                         Shares will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are
                         declared. See "Description of Series D Preferred
                         Shares--Dividends."

LIQUIDATION RIGHTS.....  The liquidation preference for each Series D Preferred Share is
                         $25.00. Upon liquidation, holders will be entitled to be paid the liquidation preference plus an amount equal to accrued and unpaid dividends thereon out of the assets available for such payment. See "Description of Series D Preferred
                         Shares--Liquidation Rights."

REDEMPTION.............  The Series D Preferred Shares are not redeemable prior to
                               , 2003. On and after       , 2003, the Series D Preferred
                         Shares will be redeemable at the option of the Company, in whole or in part, at a redemption price of $25.00 per share, plus accrued and unpaid dividends thereon. The redemption price
                         (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely out of proceeds from the sale of other stock of the Company. See "Description of Series D
                         Preferred Shares--Redemption."

VOTING RIGHTS..........  If dividends on the Series D Preferred Shares are in arrears for six or more consecutive quarterly periods, holders of Series D
                         Preferred Shares (voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable, other than the Series B
                         Preferred Shares which are entitled to certain additional voting rights as described under "Description of

                         Stock--Designated Preferred Stock" in the accompanying
                         Prospectus) will be entitled to vote for the election of two additional directors to serve on the Board of Directors of the
                         Company until all such dividend arrearages are eliminated. See
                         "Description of Series D Preferred Shares--Voting Rights."

CONVERSION.............  The Series D Preferred Shares are not convertible into or exchangeable for any other property or security of the Company.

OWNERSHIP LIMITS.......  Ownership of more than 8.5% of the Series D Preferred Shares is restricted in order to maintain the Company's ability to qualify as a REIT for federal income tax purposes. See "Description of
                         Preferred Shares-- Restrictions on Transfer; Ownership Limits"
                         herein and "Description of Stock--Restrictions on Ownership and
                         Transfer" in the accompanying Prospectus.

TRADING................  The Company intends to file an application to list the Series D
                         Preferred Shares on the New York Stock Exchange, although there can be no assurance that the Series D Preferred Shares will be approved for listing.

                         SUMMARY FINANCIAL INFORMATION

    The following table sets forth summary financial information for the Company on a consolidated basis for the three months ended March 31, 1998 and 1997, and the years ended December 31, 1997 and 1996. The information for the years ended December 31, 1997 and 1996 was derived from the audited financial statements of the Company for such periods.

                                                                                         FOR THE YEAR ENDED
                                                                               DECEMBER 31, 1997    DECEMBER 31, 1996
                                                                              -------------------  -------------------
                                               FOR THE THREE MONTHS ENDED
                                            MARCH 31, 1998   MARCH 31, 1997
                                            ---------------  ---------------
                                              (UNAUDITED)      (UNAUDITED)
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
OPERATING DATA:
Total revenues............................    $    27,043      $    11,852        $    66,150          $    35,041
Net income................................         10,223            4,785             22,688               14,063
Net income allocable to Common............          9,473            4,080             19,870               11,651
Net income per share data:
  Basic...................................    $      0.31      $      0.30        $      1.12          $      1.37
  Diluted (1)(2)..........................    $      0.31      $      0.29        $      1.09          $      1.33
Weighted average Common Stock outstanding:
  Basic...................................         30,178           13,596             17,791                8,476
  Diluted (2).............................         30,819           14,046             18,264               10,546
Funds from Operations (3)(4)..............    $    15,193      $     6,343        $    35,067          $    16,076
EBIDA (4)(5)..............................         19,819            7,985             46,174               22,178
Ratio of Funds from Operations before
  fixed charges to fixed charges
  (3)(6)(7)(8)............................           3.67x            4.34x              3.59x                3.34x
Ratio of Funds from Operations before
  fixed charges to preferred dividends and
  fixed charges (3)(6)(8)(9)..............           3.22x            3.14x              2.94x                2.45x
Ratio of earnings to fixed charges
  (6)(10).................................           2.75x            3.26x              2.73x                2.60x
Ratio of earnings to combined fixed
  charges and preferred dividends (11)....           2.42x            2.35x              2.24x                1.91x

--------------------------

(1) Computed by dividing Net income allocable to Common by Weighted average Common Stock outstanding (Diluted). For the year ended December 31, 1996, the Net income per share data was computed by dividing Net income by Weighted average Common Stock outstanding (Diluted).

(2) Represents the Weighted average Common Stock outstanding plus the dilutive effect of stock options and other potentially dilutive securities. For the year ended December 31, 1996, the Series B Preferred Stock was deemed to be dilutive and was thus included in the computation.

(3) In addition to cash flows and net income, management considers Funds from Operations to be one additional measure of the performance of an equity REIT because, together with net income and cash flows, Funds from Operations provides investors with an additional basis to evaluate the ability of the Company to incur and service debt and to fund acquisitions and other capital expenditures. However, Funds from Operations does not measure whether cash flow is sufficient to fund all of the Company's cash needs including principal amortization, capital improvements and distributions to stockholders. Funds from Operations also does not represent cash generated from operating, investing or financing activities as determined in accordance with generally accepted accounting principles ("GAAP"). Funds from Operations should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. Funds from Operations is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as net income or loss (computed in accordance with GAAP), excluding gains or losses from debt restructurings and divestitures of properties, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. The Company calculates Funds from Operations as defined by NAREIT and as interpreted in NAREIT's White Paper (i.e., the Company does not add back amortization of deferred financing costs and depreciation of non-rental real estate assets to net income). In addition, other real estate companies may calculate Funds from Operations differently than the Company.

(4) The Company realized cash flows from operating, investing and financing activities as follows:

                                                                                For the Year Ended
                                                                      --------------------------------------
                                                                      December 31, 1997   December 31, 1996
                                                                      ------------------  ------------------
                                       For the Three Months Ended
                                    --------------------------------
                                    March 31, 1998   March 31, 1997
                                    ---------------  ---------------
                                      (Unaudited)      (Unaudited)
                                                                 (in thousands)
Cash flows provided by (used in):
Operating activities..............    $    11,277      $     3,832       $     37,286         $   15,132
Investing activities..............        (77,284)         (10,856)          (177,402)           (80,819)
Financing activities..............         61,491            7,308            145,029             68,154

(5) EBIDA means net income before gain (loss) on divestiture of properties, extraordinary items, interest expense, depreciation and amortization and the amortization of deferred financing costs. The Company believes that in addition to cash flows and net income, EBIDA is a useful financial performance measurement for assessing operating performance because, together with net income and cash flows, EBIDA provides investors with an additional basis to evaluate the ability of the Company to incur and service debt and to fund acquisitions and other capital expenditures. Excluded from EBIDA are financing costs such as interest, as well as depreciation and amortization, each of which can significantly affect the Company's results of operations and liquidity and should be considered in evaluating the Company's operating performance. Further, EBIDA does not represent net income or cash flows from operating, financing and investing activities as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.

(6) Fixed charges consist of interest costs including amortization of debt premium and deferred financing fees, whether expensed or capitalized.

(7) The ratio of Funds from Operations before fixed charges to fixed charges is calculated as Funds from Operations plus fixed charges (excluding capitalized interest), divided by fixed charges.

(8) The Company believes that in addition to the ratio of earnings to fixed charges, this ratio provides a useful measure of the Company's ability to service its debt because of the exclusion of non-cash items such as depreciation and amortization from the definition of Funds from Operations. This ratio differs from a GAAP-based ratio of earnings to fixed charges and should not be considered as an alternative to that ratio.

(9) The ratio of Funds from Operations before fixed charges to preferred dividends and fixed charges is calculated as Funds from Operations plus fixed charges (excluding capitalized interest), divided by dividends paid to preferred stockholders and fixed charges.

(10) The ratio of earnings to fixed charges is computed as income from operations, before minority interest, gain or loss on divestiture of properties and extraordinary items, plus fixed charges (excluding capitalized interest), divided by fixed charges.

(11) The ratio of earnings to combined fixed charges and preferred dividends is computed as income from operations, before minority interest and extraordinary items, plus fixed charges (excluding capitalized interest), divided by fixed charges and dividends paid to preferred stockholders.

                                  THE COMPANY

    The Company is a self-administered and self-managed real estate operating company engaged primarily in the business of owning, acquiring, developing, managing and leasing income-producing warehouse/distribution and light industrial properties. The Company's strategy is to be a demand-driven, competitively priced, nationwide provider of warehouse/distribution space. At March 31, 1998, the Company owned and operated 202 warehouse/distribution and light industrial Properties encompassing approximately 24.7 million square feet of leasable space that were 95% leased to a total of 531 tenants. The average age of the Company's properties at March 31, 1998 was 12 years. In addition, the Company had 3.8 million square feet of warehouse/distribution properties under development at March 31, 1998. Based on the total square feet of leasable space owned by the Company and management's knowledge of the industrial real estate market, the Company believes it is one of the largest public owners and managers of modern industrial space for lease in the United States.

    The properties are located in significant industrial centers and distribution hubs throughout the United States (Los Angeles Basin, Dallas, Chicago, Columbus, Memphis, Houston, San Francisco Bay Area, Atlanta, Detroit, Las Vegas, Phoenix, New Jersey/Pennsylvania I-95 Corridor, Nashville, Orlando, Seattle, Miami and Indianapolis). The Company intends to increase its presence in these markets and in other regional markets and to continue its strategy of being a demand-driven, competitively priced, nationwide provider of industrial space.

    The Company's senior executives have an average of approximately 18 years experience in the commercial real estate business and an average tenure of nine and a half years with the Company and its predecessors. These senior executives' comprehensive in-house expertise includes management of public and private companies, operating public real estate investment trusts, acquisitions, dispositions, development, property management, leasing, marketing, finance, accounting and law. The executive officers include Allen J. Anderson, Chairman and Chief Executive Officer, Milton K. Reeder, President and Chief Financial Officer, and Dennis D. Higgs, Executive Vice President and Chief Investment Officer. The Company also has attracted institutional investors that, as of March 31, 1998, owned a substantial portion of the Company's outstanding stock, including Hunt, USAA, Ameritech, OTR and Prudential.

    The Company's fundamental business objective is to maximize total return to its stockholders by increasing cash flow per share and increasing the long-term value of its properties. The Company intends to achieve this objective by continuing to implement the operating strategies summarized below.

    The Company's business strategy is responsive to the accelerated pace of change in the location and use of distribution space. Management believes this change is the result of global competition and technological advances which drive companies to increase efficiencies and reduce costs. Logistics, the science of procuring, storing and distributing goods, has redefined many of the criteria for designing distribution space and has led to the development of the modern warehouse. The Company defines the modern warehouse building as one that typically has clear heights to stack goods of 24 feet or greater, deeper truck turning radii (in excess of 130 feet), high capacity sprinkler systems and cross docking capabilities as well as other important features that are designed to increase the velocity of goods distribution. In addition, the rapid decline in the cost of computer driven technology has provided many companies with improved methods for tracking, storing and retrieving goods. As a result, there is a growing trend among distribution space users to consolidate inventory into large, modern warehouses located in major markets along the "path of goods movement" (I.E., major cities at the intersection of highways, airports, rail lines and shipping ports). Major cities along the path of goods movement are the markets that the Company has targeted for acquisition and development opportunities.

    The Company believes that demand for modern warehouses will increase as a result of such factors as population growth, increased industrial production, global competition, increased capital spending and increased consumer demand. The resulting increase in demand for this type of distribution space has not been met by a corresponding increase in supply. Therefore, distribution space users often seek build-to-suit transactions in which building design can be matched with specific logistical requirements and modern distribution technologies.

GROWTH

    The Company's growth strategy is to acquire and develop industrial properties while maximizing cash flow from its properties. The Company seeks to make acquisitions and develop new properties to meet the needs of customers. The Company seeks to maximize cash flow from its properties by retaining existing tenants, releasing space at higher rates and increasing occupancy levels. As part of this strategy, the Company will seek to build market share, to achieve name recognition and to continue to improve its operating efficiency. Specifically, the Company will evaluate and engage in the following activities:

    ACQUISITIONS. The Company continually investigates opportunities to acquire individual and portfolios of properties. In addition, the Company intends to pursue acquisitions of multi-building portfolios currently owned by regional developers seeking increased liquidity, including acquisitions through tax-advantaged structures sometimes referred to as "down REITs." Many U.S. companies are, for various financial and logistical reasons, seeking to sell their distribution facilities. Also, many institutional investors own industrial portfolios which they may seek to liquidate.

    DEVELOPMENT. The Company also seeks to develop new warehouse/distribution properties on a selective basis. The Company expects that future development projects will be undertaken to (i) meet expansion needs of existing tenants,
(ii) meet requirements of new tenants on a build-to-suit basis, and (iii) selectively provide inventory for lease in certain markets.

    INTERNAL GROWTH. The Company seeks to capitalize on opportunities to maximize growth in cash flow from its properties by (i) retaining existing tenants, (ii) increasing occupancy, and (iii) releasing space at higher rates. The occupancy rate of the portfolio at March 31, 1998 was 95%. The Company's ability to retain existing tenants and its commitment to increasing occupancy levels may improve property revenues by minimizing vacancy periods attributable to leasing downtime and reducing leasing costs such as tenant improvements and leasing commissions. Further, the Company seeks to achieve internal growth through controlling operating expenses and renovating properties to a higher and better use where appropriate.

PORTFOLIO MANAGEMENT

    The Company's portfolio management strategy is to actively manage the portfolio by utilizing market research to help determine which markets and submarkets are most favorable for new acquisitions. This research is designed to facilitate the understanding of market cycles for demand and supply. Market cycles vary from region to region, making individual markets more or less attractive for new acquisitions at any given time on a comparative basis. The Company intends to emphasize new acquisitions in those markets which are, at the time, believed to offer better risk adjusted investment returns. Based on the same research and understanding of comparative market cycles, the Company will sell assets that no longer meet its business objectives or when a market is believed to be overvalued.

    REDEPLOYMENT OF ASSETS. As part of its portfolio management strategy, the Company seeks to reposition its existing portfolio by selling properties which no longer meet its investment criteria. The Company plans to focus on the development and management of warehouse/distribution and light industrial properties and, accordingly, the Company intends to market and sell the two retail properties remaining in its portfolio as market conditions warrant.

MARKETING AND LEASING

    The Company's marketing and leasing strategy is to anticipate customer needs in a manner that promotes tenant retention and maximizes the opportunity to increase net rental revenues. The Company plans to increase its market share in the markets in which it currently owns properties. Management believes that by obtaining and expanding critical mass in these markets, the Company can achieve above-average rents and occupancy levels. This opportunity arises out of an ability to anticipate the changing needs of existing tenants who seek either to expand or relocate their operations to other buildings owned by the Company. The Company believes that this flexibility generally leads to greater tenant satisfaction, higher average rents and lower cost of operations. In addition, significant local market presence may create increased access to potential new tenants.

    The Company pursues an active leasing strategy by aggressively marketing available space, renewing existing leases at higher rents per square foot and seeking leases that provide for the pass-through of property-related expenses to the tenant. One component of the Company's leasing strategy is to increase the percentage of "triple-net" leases (based on leased area) which provide that the tenant reimburses the Company for property taxes, insurance and maintenance costs.

    The Company will continue to expand existing local marketing programs that focus on the business and brokerage communities. Also, the Company will market its industrial space directly to "Fortune 1000" users in multiple markets to meet their warehouse and distribution space needs nationwide.

FINANCING

    The Company's financing strategy is to minimize its cost of capital by maintaining conservative debt levels, maintaining an investment grade credit rating and maintaining ready access to public and private debt and equity capital. The Company believes that the size of its portfolio and the geographic diversity of its buildings and tenants will allow it access to the debt and equity markets that are not generally available to smaller, less diversified property owners. Where intermediate or long-term debt financing is employed, the Company will generally seek to obtain fixed interest rates or enter into agreements intended to cap the effective interest rate on floating rate debt.

    The Company intends to operate with a ratio of debt-to-total market capitalization that generally will not exceed 50%. Market capitalization is defined as the sum of total indebtedness plus the market value of the Company's outstanding Common Stock, after giving effect to the conversion of the Company's 2,272,727 outstanding shares of Series B Preferred Stock. At March 31, 1998, the Company's debt-to-total market capitalization rate was 30.8%.

ORGANIZATION

    The Company's organizational strategy is to maintain professional staff which focuses on important value-added decisions. The Company implements its growth, portfolio management, marketing and leasing, financing and organizational strategies, together with other critical operating functions, from its headquarters in San Francisco and its four regional offices located in Boston, Chicago, Dallas and Los Angeles. The Boston office opened in February 1998. The Company is staffed by experienced real estate professionals and executives who also have substantial private and public capital markets expertise. The Company's management and real estate professionals perform the following functions: asset management, investment analysis, acquisition due diligence, asset acquisition and disposition, marketing, capital markets, legal and accounting. The Company maintains operational, financial and reporting control in all aspects of its business. However, the Company relies on outsourcing of certain functions where it is most cost-effective to do so and when management believes that it can effectively oversee and monitor the quality of services performed by outside vendors. In pursuing build-to-suit opportunities that meet its investment objectives, the Company relies on qualified third parties to provide design and construction services.

    The Company currently employs a system of independent agents or "regional operators" to provide tenants with certain routine services on a day-to-day basis. These services include maintenance, rent collections, oversight of physical improvements and certain other services that may be performed by third-party providers in a reliable and cost-effective manner.

    The Company's officers and asset management staff are directly responsible for all leasing activities, including (i) initiating renewal/expansion negotiations with existing tenants, (ii) soliciting the brokerage community for new lease proposals, and (iii) negotiating and signing all leases. In addition, the Company's asset managers maintain regular contact with tenants to assure customer service and monitor the effectiveness of individual regional operators on day-to-day property-specific duties. The Company believes this system has helped to maintain high tenant retention in its properties while increasing rental rates on lease renewals.

THE INDUSTRIAL REAL ESTATE SECTOR

    The Company believes that the industrial real estate sector provides an opportunity for attractive returns on investment and that demand for industrial space will increase as a result of such factors as population growth, increased industrial production, increased capital spending and increased consumer demand. In the Company's opinion, these economic factors should lead to continued strong demand for industrial space. Although the amount of construction of industrial space in 1996 and 1997 increased from the depressed levels of the early 1990s, management believes that the overall decrease in the supply of industrial space during the previous six years, coupled with increased demand for modern space and the downward trend of vacancy rates, will result in increases in rental rates and appreciation in the value of properties in the industrial real estate sector.

TARGET MARKETS

    GENERAL. The Company believes that as retailing and manufacturing businesses continue to focus on higher inventory turnover rates and just-in-time delivery of goods, transportation of products will continue to be the most important link in the distribution chain. Faster movement of inventory is increasing the importance of storing finished goods near the final consumer for quick response to meet consumer demand. Further, greater reliance on just-in-time inventory control by manufacturers requires that goods used in the manufacturing process be stored relatively close to manufacturing centers to ensure continuous replenishment of those goods when needed.

    As the distribution chain continues to become shorter and regional economies expand or contract, the demand for storage space will fluctuate (i.e. the demand in specific source and destination markets will increase or decrease). However, space located along the path of goods movement will remain in demand even as source and destination points change over time. The Company owns warehouse/ distribution and light industrial properties in target markets that management believes are located strategically along the path of goods movement across the United States.

    The Company's current target markets are Atlanta, Chicago, Columbus, Dallas, Detroit, Houston, Indianapolis, Los Angeles Basin, Memphis, New
Jersey/Pennsylvania I-95 Corridor, Orlando, Phoenix, San Francisco Bay Area and Seattle.

    The Company expects that it will make further investments in target markets in which it currently owns properties and may identify other target markets as attractive investment opportunities become available. The Company believes that opportunities exist in its target markets to acquire or develop additional industrial properties at attractive returns.

    The Company's target markets have been selected on the basis of their ability to play a continuing and expanding role in the country's nationwide distribution process. The Company's properties are generally located near major transportation facilities, including highway and freeway interchanges, airports, shipping ports and railyards. Management believes that its portfolio of properties is geographically well-located within competitive submarkets and is well-received by prospective tenants and the brokerage communities in the target markets. The current portfolio is characterized by a tenant base that is a mix of local, regional and national companies. These companies are involved in a variety of industries, including retailing and wholesaling, telecommunications, aerospace, publishing, entertainment, advertising, pharmaceuticals and financial services. Within these industries, the Company's tenants are involved in all stages of the manufacturing, assembly and distribution processes of a diverse set of commercial and retail products and services. The Company intends to continue to improve this tenant base in each target market by increasing the general credit quality of tenants and placing an emphasis on tenants that have increasing distribution and storage space requirements.

    As part of its business plan, the Company intends to evaluate additional markets in which it may acquire and develop properties and may eliminate certain existing target markets as conditions warrant.

    NATIONAL FOCUS. The Company believes that its national focus on ownership and management of industrial properties in selected markets has many strategic advantages over owning and managing properties exclusively in one region of the country. These advantages include the following:

    - Enabling the Company to maintain and improve its geographic diversification.

    - Permitting the Company to lease space to a tenant in more than one market.

    - Exposing the Company to direct build-to-suit transactions with major national tenants in multiple markets.

    - Providing the Company with the ability to respond to acquisition opportunities in multiple markets throughout the country.

    - Providing the Company with the opportunity to enhance or create critical mass in the largest and most diverse industrial markets.

    - Affording the Company growth opportunities in markets of institutional investment quality, thus protecting property values and providing for a reduced cost of capital.

    - Allowing the Company to establish a Meridian Industrial Trust trade name recognized by industrial space users throughout the country.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Series D Preferred Shares offered hereby, after deducting underwriting discounts and commissions and expenses of the Offering, are expected to be approximately $71.7 million.

    The Company intends to use the net proceeds of the Offering to repay borrowings under its Unsecured Credit Facility. As of May 31, 1998, the Company had total outstanding borrowings under the Unsecured Credit Facility of $147.3 million, which amounts have been incurred to fund development and acquisition activities.

    The borrowings under the Unsecured Credit Facility bear interest at floating rates based on LIBOR or the prime rate, and the weighted average rate on such borrowings as of March 31, 1998, was 6.99% per annum. As of March 31, 1998, outstanding borrowings under the Unsecured Credit Facility totaled $91.8 million. The Unsecured Credit Facility matures on April 3, 2000, and provides for annual extensions.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of March 31, 1998, on a pro forma basis to give effect to the Offering, additional borrowings under the Unsecured Credit Facility and the assumption of certain mortgage notes since March 31, 1998 and the application of the net proceeds therefrom as described in "Use of Proceeds."

                                                                                           AS OF MARCH 31, 1998
                                                                                        --------------------------
                                                                                           ACTUAL      PRO FORMA
                                                                                        ------------  ------------
                                                                                        (UNAUDITED)   (UNAUDITED)
                                                                                              (IN THOUSANDS)
Debt:
  Unsecured Notes, net (1)............................................................   $  160,108    $  160,108
  Mortgage Loans, net (2).............................................................       93,956        97,855
  Unsecured Credit Facility (3).......................................................       91,800        75,600
                                                                                        ------------  ------------
    Total Debt........................................................................      345,864       333,563
                                                                                        ------------  ------------
Stockholder's Equity:
  Authorized shares--175,000,000 shares of Common Stock and 25,000,000 shares of
    Preferred Stock authorized, each with a par value of $.001; 30,166,984 shares of
    Common Stock issued and outstanding at March 31, 1998; 2,272,727 Series B
    Preferred Shares with a liquidation preference of $35.0 million issued and outstanding at March 31, 1998; and 3,000,000 Series D Preferred Shares with a liquidation preference of $75.0 million issued and outstanding on a pro forma
    basis.............................................................................           32            35
  Additional Paid-in Capital..........................................................      574,589       646,289
  Distributions in Excess of Income...................................................       (5,223)       (5,223)
Total Stockholder's Equity............................................................      569,398       641,101
                                                                                        ------------  ------------
Total Capitalization..................................................................   $  915,262    $  974,664
                                                                                        ------------  ------------
                                                                                        ------------  ------------

------------------------

(1) Includes unamortized debt premium of $108 as of March 31, 1998.

(2) Includes unamortized debt premium of $83 as of March 31, 1998. The Company acquired four properties in Texas in May 1998 and assumed mortgage notes payable totaling $3.9 million.

(3) Subsequent to March 31, 1998, the Company made additional borrowings under the Unsecured Credit Facility of $55.5 million resulting in total outstanding borrowings of $147.3 million as of May 31, 1998. These borrowings were used to fund property acquisitions and construction draws on its development projects.

                    SELECTED FINANCIAL AND OTHER INFORMATION

    The following table summarizes certain selected financial and operating information for the Company as of and for the three months ended March 31, 1998 and 1997, and the years ended December 31, 1997 and 1996. This table should be read in conjunction with all the financial statements and notes thereto incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The information for the years ended December 31, 1997 and 1996 was derived from the audited financial statements of the Company for such periods.

                                                                                          FOR THE YEAR ENDED
                                                                               ----------------------------------------
                                                                                DECEMBER 31, 1997    DECEMBER 31, 1996
                                                FOR THE THREE MONTHS ENDED     -------------------  -------------------
                                             --------------------------------
                                             MARCH 31, 1998   MARCH 31, 1997
                                             ---------------  ---------------
                                               (UNAUDITED)      (UNAUDITED)
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA, RATIOS AND PROPERTY DATA)
OPERATING DATA:
Rentals from real estate investments.......   $      26,260    $      11,695     $        63,491      $        34,465
Total revenues.............................          27,043           11,852              66,150               35,041
Property taxes and operating expense.......           5,308            2,715              13,734                8,590
Depreciation and amortization expense......           5,003            2,004              11,194                4,952
Interest expense...........................           4,592            1,624              11,022                6,065
General and administrative expense.........           1,889            1,152               6,212                4,273
Interest and other income..................             101              157               2,014                  576
Income from unconsolidated joint venture
  and subsidiaries.........................             682         --                       645            --
Net income.................................          10,223            4,785              22,688               14,063
Net income allocable to Common.............           9,473            4,080              19,870               11,651
Net income per share data:
  Basic....................................   $        0.31    $        0.30     $          1.12      $          1.37
  Diluted (1)(2)...........................   $        0.31    $        0.29     $          1.09      $          1.33
Weighted average Common Stock outstanding:
  Basic....................................          30,178           13,596              17,791                8,476
  Diluted (2)..............................          30,819           14,046              18,264               10,546
BALANCE SHEET DATA (3):
Investment in real estate assets before
  depreciation.............................   $     923,955    $     338,917     $       844,739      $       326,349
Total investments in real estate assets,
  net......................................         904,551          332,686             830,007              321,984
Total assets...............................         961,174          345,084             863,512              333,063
Unsecured notes, net.......................         160,108         --                   160,109            --
Mortgage loans, net........................          93,956           66,094              76,597               66,094
Unsecured credit facility..................          91,800           23,500              20,500               11,500
Stockholders' equity.......................         569,398          243,627             570,139              243,513

                                                                                          FOR THE YEAR ENDED
                                                                               ----------------------------------------
                                                                                DECEMBER 31, 1997    DECEMBER 31, 1996
                                                                               -------------------  -------------------
                                                FOR THE THREE MONTHS ENDED
                                             --------------------------------
                                             MARCH 31, 1998   MARCH 31, 1997
                                             ---------------  ---------------
                                               (UNAUDITED)      (UNAUDITED)
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA, RATIOS AND PROPERTY DATA)
OTHER DATA:
Cash provided by (used in):
  Operating activities.....................   $      11,277    $       3,832     $        37,286      $        15,132
  Investing activities.....................         (77,284)         (10,856)           (177,402)              68,154
  Financing activities.....................          61,491            7,308             145,029              (80,819)
Funds from Operations (4)..................          15,193            6,343              35,067               16,076
EBIDA (5)..................................          19,819            7,985              46,174               22,178
Ratio of Funds from Operations before fixed
  charges to fixed charges (4)(6)(7)(8)....            3.67x            4.34x               3.59x                3.34x
Ratio of Funds from Operations before fixed
  charges to preferred dividends and fixed
  charges (4)(6)(8)(9).....................            3.22x            3.14x               2.94x                2.45x
Ratio of earnings to fixed charges
  (6)(10)..................................            2.75x            3.26x               2.73x                2.60x
Ratio of Earnings to combined fixed charges
  and preferred dividends (11).............            2.42x            2.35x               2.24x                1.91x
Total rentable square feet of operating
  properties (3)...........................      24,679,156       10,766,476          24,086,139           10,823,571
Number of operating properties (3).........             202               79                 195                   80

------------------------

(1) Computed by dividing Net income allocable to Common by Weighted average Common Stock outstanding (Diluted). For the year ended December 31, 1996, the Net income per share data was computed by dividing Net income by Weighted average Common Stock outstanding (Diluted).

(2) Represents the Weighted average Common Stock outstanding plus the dilutive effect of stock options and other potentially dilutive securities. For the year ended December 31, 1996, the Series B Preferred Stock was deemed to be dilutive and was thus included in the computation.

(3) As of the end of the period.

(4) In addition to cash flows and net income, management considers Funds from Operations to be one additional measure of the performance of an equity REIT because, together with net income and cash flows, Funds from Operations provides investors with an additional basis to evaluate the ability of the Company to incur and service debt and to fund acquisitions and other capital expenditures. However, Funds from Operations does not measure whether cash flow is sufficient to fund all of the Company's cash needs including principal amortization, capital improvements and distributions to stockholders. Funds from Operations also does not represent cash generated from operating, investing or financing activities as determined in accordance with GAAP. Funds from Operations should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. Funds from Operations is defined by NAREIT as net income or loss (computed in accordance with GAAP), excluding gains or losses from debt restructurings and divestitures of properties, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. The Company calculates Funds from Operations as defined by NAREIT and as interpreted in NAREIT's White Paper (i.e., the Company does not add back amortization of deferred financing costs and depreciation of non-rental real estate assets to net income). In addition, other real estate companies may calculate Funds from Operations differently than the Company.

(5) EBIDA means net income before gain (loss) on divestiture of properties, extraordinary items, interest expense, depreciation and amortization and the amortization of deferred financing costs. The Company believes that in addition to cash flows and net income, EBIDA is a useful financial performance measurement for assessing operating performance because, together with net income and cash flows, EBIDA provides investors with an additional basis to evaluate the ability of the Company to incur and service debt and to fund acquisitions and other capital expenditures. Excluded from EBIDA are financing costs such as interest, as well as depreciation and amortization, each of which can significantly affect the Company's results of operations and liquidity and should be considered in evaluating the Company's operating performance. Further, EBIDA does not represent net income or cash flows from operating, financing and investing activities as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.

(6) Fixed charges consist of interest costs including amortization of debt premium and deferred financing fees, whether expensed or capitalized.

(7) The ratio of Funds from Operations before fixed charges to fixed charges is calculated as Funds from Operations plus fixed charges (excluding capitalized interest), divided by fixed charges.

(8) The Company believes that in addition to the ratio of earnings to fixed charges, this ratio provides a useful measure of the Company's ability to service its debt because of the exclusion of non-cash items such as depreciation and amortization from the definition of Funds from Operations. This ratio differs from a GAAP-based ratio of earnings to fixed charges and should not be considered as an alternative to that ratio.

(9) The ratio of Funds from Operations before fixed charges to preferred dividends and fixed charges is calculated as Funds from Operations plus fixed charges (excluding capitalized interest), divided by dividends paid to preferred stockholders and fixed charges.

(10) The ratio of earnings to fixed charges is computed as income from operations, before minority interest, gain or loss on divestiture of properties and extraordinary items, plus fixed charges (excluding capitalized interest), divided by fixed charges.

(11) The ratio of earnings to combined fixed charges and preferred dividends is computed as income from operations, before minority interest, gain or loss on divestiture of properties and extraordinary items, plus fixed charges (excluding capitalized interest, divided by fixed charges and dividends paid to preferred stockholders.

                            BUSINESS AND PROPERTIES

THE PROPERTIES

    The following table sets forth, as of March 31, 1998, certain information regarding the Company's 202 properties. The table does not include properties under development, acquisitions completed since March 31, 1998 or pending acquisitions.

                                  NUMBER OF        OCCUPANCY       RENTABLE      % OF TOTAL      ANNUALIZED    % OF TOTAL
MARKET                           PROPERTIES          RATE         SQUARE FEET    SQUARE FEET   BASE RENT (1)    BASE RENT
-----------------------------  ---------------  ---------------  -------------  -------------  --------------  -----------
LA Basin, CA.................            52               98%        5,699,785         23.0%   $   23,943,134        25.8%
Dallas, TX...................            42               92%        4,682,348         19.0%       14,073,497        15.2%
Chicago, IL..................            22               90%        2,655,142         10.7%        9,266,429         9.9%
Columbus, OH.................             6              100%        1,968,283          8.0%        5,761,142         6.2%
Memphis, TN..................             9              100%        1,762,223          7.0%        5,452,286         5.9%
Houston, TX..................            10               94%        1,134,445          4.6%        3,475,740         3.7%
SF Bay Area, CA..............             6               99%        1,124,276          4.6%        5,581,147         6.0%
Atlanta, GA..................             7               97%        1,064,591          4.3%        5,621,278         6.0%
Detroit, MI..................            13               87%          654,338          2.7%        2,832,615         3.0%
Las Vegas, NV................             3               88%          612,735          2.5%        2,890,662         3.1%
Phoenix, AZ..................             5              100%          587,105          2.4%        2,259,047         2.4%
New Jersey/I-95..............            10              100%          579,267          2.3%        2,327,243         2.5%
Nashville, TN................             3              100%          437,552          1.8%        1,402,522         1.5%
Orlando, FL..................             1              100%          242,160          1.0%        1,075,992         1.2%
Seattle, WA..................             1               69%          237,281          1.0%          980,562         1.1%
Miami, FL....................             3               79%          219,379          0.9%        1,030,801         1.1%
Indianapolis, IN.............             1              100%          219,104          0.9%          724,428         0.8%
Other........................             8               99%          799,142          3.3%        4,460,582         4.6%
                                        ---              ---     -------------        -----    --------------       -----
  Total......................           202               95%       24,679,156        100.0%   $   93,159,107       100.0%
                                        ---              ---     -------------        -----    --------------       -----
                                        ---              ---     -------------        -----    --------------       -----

------------------------

(1) Represents annualized monthly base rent of the leases in effect at March 31, 1998.

PROPERTY OCCUPANCY

    The average occupancy rate of the Company's operating properties for the three months ended March 31, 1998 and for the years ended December 31, 1997 and 1996 was 96%, 97% and 96%, respectively.

RECENT ACQUISITIONS

    From January 1, 1998 to May 31, 1998, the Company, either directly or through unconsolidated subsidiaries, has acquired 21 properties for aggregate consideration of approximately $95.8 million (13 of which were acquired since March 31, 1998 for aggregate consideration of approximately $51.8 million). The properties acquired comprise approximately 2.3 million rentable square feet. In addition, six cold storage facilities located in California, Florida and Texas comprising approximately 632,000 square feet were acquired for total consideration of approximately $49.2 million by Meridian Refrigerated, Inc., an unconsolidated subsidiary in which the Company owns non-voting participating preferred stock. In addition, the Company acquired approximately 103.0 acres of land scheduled for future development. Total investment cost incurred for the acquisition of this land as of May 31, 1998 was $15.2 million.

        ACQUISITIONS COMPLETED BETWEEN JANUARY 1, 1998 AND MAY 31, 1998
                                  (BY MARKET)

                                                             NUMBER OF       RENTABLE       OCCUPANCY       INVESTMENT
MARKET                                                      PROPERTIES     SQUARE FEET      RATE (1)         COST (2)
--------------------------------------------------------  ---------------  ------------  ---------------  --------------
Columbus, OH............................................             1          84,250            100%    $    2,797,855
Dallas, TX..............................................             5         420,695             90%        21,425,975
LA Basin, CA............................................             6         547,762             96%        25,673,579
Las Vegas, NV...........................................             3         612,735             88%        32,805,258
Memphis, TN.............................................             5         467,130             87%         8,326,572
Orlando, FL.............................................             1         120,000            100%         4,791,368
                                                                    --
                                                                           ------------           ---     --------------
  Total.................................................            21       2,252,572             92%    $   95,820,607
                                                                    --
                                                                    --
                                                                           ------------           ---     --------------
                                                                           ------------           ---     --------------

------------------------

(1) As of the date of acquisition.

(2) Investment cost includes all costs incurred to date for the property acquisition.

RECENT DIVESTITURES

    Since January 1, 1998, the Company has disposed of its interest in five properties representing approximately 753,000 rentable square feet, through property swaps or sales for cash, for total consideration of $20.1 million.

        DIVESTITURES COMPLETED BETWEEN JANUARY 1, 1998 AND MAY 31, 1998
                                  (BY MARKET)

                                                                  NUMBER OF        RENTABLE
MARKET                                                           PROPERTIES      SQUARE FEET    SALES PRICE
------------------------------------------------------------  -----------------  ------------  --------------
Memphis, TN.................................................              1          181,064   $    1,880,000
Nashville, TN...............................................              3          437,552        7,976,572
San Carlos, CA..............................................              1          134,352       10,200,000
                                                                          -
                                                                                 ------------  --------------
  Total.....................................................              5          752,968   $   20,056,572
                                                                          -
                                                                          -
                                                                                 ------------  --------------
                                                                                 ------------  --------------

PROPERTIES UNDER DEVELOPMENT

    At May 31, 1998, the Company had 14 warehouse/distribution properties under development which will comprise approximately 5.2 million square feet upon completion. The aggregate cost for the design and construction of these development projects is estimated to be $199.0 million.

    The following table sets forth certain information about properties under development as of May 31, 1998:

                                                                    ESTIMATED        ESTIMATED         ESTIMATED
                                                      RENTABLE       DATE OF          DATE OF         DEVELOPMENT
PROPERTY NAME                        MARKET         SQUARE FEET    COMPLETION    STABILIZATION(1)         COST
----------------------------  --------------------  ------------  -------------  -----------------  ----------------
2235 Cedar Road.............  Atlanta, GA               249,600          9/98             5/99      $      6,871,508
Lever Atlanta...............  Atlanta, GA               600,000         11/98            11/98            22,040,000
Carrowinds Boulevard........  Charlotte, NC             558,900          7/98             9/98            21,600,000
2225 Spiegel Drive (2)......  Columbus, OH              163,270         11/98            11/98            12,640,000
2235 Spiegel Drive (2)......  Columbus, OH              510,408          6/98             6/98            17,864,280
Enterprise Building C.......  Dallas, TX                178,013          5/98             6/98             7,052,092
Enterprise Building B.......  Dallas, TX                124,798          6/98             7/98             4,134,000
Frankford Trade Center......  Dallas, TX                709,920          6/98             6/99            20,560,209
Meridian Distribution
  Center....................  LA Basin, CA              606,753          5/98             4/99            19,626,000
Lebanon Pike Circle.........  Nashville, TN             178,630          5/98             9/98             7,281,528
4000 Miller Circle (2)......  New Jersey/I-95           265,000          8/98             8/98            20,529,000
2600 Broadhead Road (2).....  New Jersey/I-95           528,670          8/98             8/98            18,503,450
2100 Consulate Drive........  Orlando, FL                75,000          1/98            11/98             3,915,580
Gateway One.................  SF Bay Area, CA           500,000          5/98             6/98            16,400,294
                                                    ------------                                    ----------------
  Total.....................                          5,248,962                                     $    199,017,941
                                                    ------------                                    ----------------
                                                    ------------                                    ----------------

------------------------

(1) Represents the Company's estimate of the date the property will reach stabilization. Properties are considered stabilized for financial reporting purposes upon the earlier of substantial lease-up or one year from shell completion. However, there can be no assurance that these properties will reach stabilization by the date shown.

(2) Executed purchase and sale agreement for acquisition of built-to-suit development.

CLIENT RELATIONSHIPS

    The Company's 15 largest tenants (measured by annualized base rent as of March 31, 1998) occupied a total of approximately 6.5 million square feet and represented 24.5% of annualized base rent from all leases in place where tenants were paying rent as of March 31, 1998. As shown in the table below, no single tenant accounted for more than 5.3% of the Company's total annualized base rent as of

March 31, 1998. Information presented in the table below excludes properties under development and pending acquisitions at March 31, 1998.

            FIFTEEN LARGEST TENANTS MEASURED BY ANNUALIZED BASE RENT
                              AS OF MARCH 31, 1998

                                                        NUMBER                                                    % OF TOTAL
                                                          OF        SQUARE FEET    % OF TOTAL      ANNUALIZED     ANNUALIZED
   RANK                    TENANT (1)                   LEASES         LEASED       PORTFOLIO     BASE RENT(2)     BASE RENT
   -----     --------------------------------------  -------------  ------------  -------------  --------------  -------------
         1   Sears Roebuck & Co. (3)...............            3      1,814,592           7.4%   $    4,966,448          5.3%
         2   Freeman Decorating Co.................            2        501,806           2.0%        2,216,710          2.4%
         3   General Tire, Inc.....................            2        632,790           2.6%        2,120,916          2.3%
         4   S.C. Johnson & Son, Inc...............            2        502,500           2.0%        1,660,765          1.8%
         5   Kirk Paper Corp.(4)...................            1        315,705           1.3%        1,412,712          1.5%
         6   Allegiance Healthcare Corp............            1        361,690           1.5%        1,294,127          1.4%
         7   Kraft Foods, Inc. (5).................            1        351,788           1.4%        1,278,262          1.4%
         8   Technicolor Videocassette, Inc........            1        310,736           1.3%        1,132,585          1.2%
         9   Cumberland Swan, Inc. (6).............            2        341,552           1.4%        1,127,122          1.2%
        10   L. D. Brinkman & Co., Inc.............            1        367,744           1.5%        1,055,676          1.1%
        11   Moog Automotive, Inc..................            1        209,682           0.8%          966,215          1.0%
        12   International Business Machines.......            1        150,000           0.6%          937,500          1.0%
        13   AmeriSource Health Corp...............            1        181,370           0.7%          936,747          1.0%
        14   Mattel Toys...........................            1        275,169           1.1%          924,576          1.0%
        15   Core-Mark International, Inc..........            1        201,380           0.8%          852,000          0.9%
                                                              --
                                                                    ------------        -----    --------------        -----
             Total.................................  21.........      6,518,504          26.4%   $   22,882,361         24.5%
                                                              --
                                                              --
                                                                    ------------        -----    --------------        -----
                                                                    ------------        -----    --------------        -----

   RANK       STATES
   -----     ---------
         1    OH, MS
         2    FL, NV
         3    CA, TN
         4    CA, WI
         5      CA
         6      TX
         7      CA
         8      CA
         9      TN
        10      TX
        11      CA
        12      GA
        13      NJ
        14      CA
        15      CA

------------------------

(1) Upon completion of the Lever Atlanta and Gateway One build-to-suit development projects, Unilever United States, Inc. will be the Company's third largest tenant, leasing 1.1 million square feet for annual base rent of $3.2 million.

(2) Represents annualized base rent from leases in effect as of March 31, 1998.

(3) Two of these leases are signed by Sears Logistics Services, Inc. and guaranteed by Sears Roebuck and Co.

(4) The Company's interest in this property and six related warehouse/distribution buildings consists of a $21.5 million participating mortgage loan secured by such buildings. The participating mortgage loan is classified as an investment in an unconsolidated joint venture in the Company's financial statements.

(5) Upon completion of 2235 Spiegel Drive, 2225 Spiegel Drive, 2600 Broadhead Road and 4000 Miller Circle build-to-suit development projects, Kraft Foods, Inc. will be the Company's largest tenant, leasing 1.8 million square feet for annual base rent of $9.8 million.

(6) The properties leased by this tenant were sold by the Company after March 31, 1998.

LEASING TRENDS

    The leases for the Company's properties have terms ranging from one to fifteen years, with terms for multi-tenant properties generally between three and five years and for build-to-suit properties, typically between seven and ten years. In most cases, the tenants for both existing and build-to-suit properties are responsible for most day-to-day operating expenses such as real estate taxes, insurance, utilities, maintenance of common areas and non-structural repairs.

    The Company's industrial properties tenant retention rates on a square footage basis for the year ended December 31, 1997 and for the three months ended March 31, 1998 were 69% and 60%, respectively. Average base rents for lease renewals and released space increased by 4.5% during the year ended December 31, 1997 and by 9.0% for the three months ended March 31, 1998. The Company expects to obtain additional rental increases from existing leases in 1998 which have scheduled rental adjustments (both fixed and inflation indexed). The leases with scheduled rent adjustments in 1998 comprise approximately 25% of the annual base rent of the Company's industrial leases.

LEASE EXPIRATIONS

    The following table sets forth scheduled lease expirations under which tenants were paying rent to the Company as of March 31, 1998, assuming no exercise of renewal options or termination rights, if any.

                   LEASE EXPIRATIONS AS OF MARCH 31, 1998 (1)

                                         RENTABLE SQUARE
                                              FEET            % OF TOTAL                               % OF TOTAL
                                           SUBJECT TO         SQUARE FEET        ANNUAL BASE           ANNUAL BASE
YEAR OF LEASE                               EXPIRING        REPRESENTED BY       RENTS UNDER        RENTS REPRESENTED
EXPIRATION                                   LEASES         EXPIRING LEASES    EXPIRING LEASES     BY EXPIRING LEASES
---------------------------------------  ---------------  -------------------  ----------------  -----------------------
1998...................................       3,018,981               13%       $   11,770,001                 13%
1999...................................       3,134,049               14%           13,776,668                 15%
2000...................................       3,155,051               14%           11,890,955                 13%
2001...................................       3,043,235               13%           12,623,944                 14%
2002...................................       2,397,176               10%            9,523,726                 11%
2003...................................         836,698                4%            3,581,258                  4%
2004...................................         492,744                2%            2,051,121                  2%
2005...................................       2,001,005                9%            6,317,307                  7%
2006...................................       2,042,867                9%            7,343,856                  8%
2007...................................       1,187,134                5%            4,581,587                  5%
Thereafter.............................       1,868,505                7%            6,876,586                  8%
                                         ---------------             ---       ----------------               ---
  Total................................      23,177,445              100%       $   90,337,009                100%
                                         ---------------             ---       ----------------               ---
                                         ---------------             ---       ----------------               ---

------------------------

(1) Excludes two retail properties in Atlanta consisting of 384,875 square feet, which were 93% occupied at March 31, 1998. Month-to-month tenancies are included as 1998 expirations.

RE-LEASING COSTS

    The Company's capitalized tenant improvement and leasing commission expenditures incurred in the renewal or re-leasing of previously occupied space in its properties for the three months ended March 31, 1998 and the years ended December 31, 1997 and 1996 were $1.5 million, $1.5 million and $2.3 million, respectively. Total capitalized tenant improvements and leasing commissions per square foot for the three months ended March 31, 1998 and the years ended December 31, 1997 and 1996 were $1.46, $0.60 and $1.27, respectively.

                                   MANAGEMENT

DIRECTORS AND OFFICERS

    The Company's current directors and officers and their respective positions are as follows:

NAME                                              AGE                                POSITION
--------------------------------------------      ---      -------------------------------------------------------------
Allen J. Anderson...........................          45   Chairman of the Board, Chief Executive Officer, and Director
C.E. Cornutt................................          48   Director; President--Argent Property Company
T. Patrick Duncan...........................          49   Director; Senior Vice President--USAA Real Estate Company
Peter O. Hanson.............................          64   Director; President--James E. Hanson, Inc.
John S. Moody...............................          48   Director; Chairman and Chief Executive Officer-- Cornerstone
                                                           Properties, Inc.
Kenneth N. Stensby..........................          58   Director; Retired Chief Executive Officer--United Properties,
                                                           Minneapolis, Minnesota
Lee W. Wilson...............................          59   Director; President--L.W. Wilson & Co., Inc.
Milton K. Reeder............................          41   President and Chief Financial Officer
Dennis D. Higgs.............................          42   Executive Vice President and Chief Investment Officer
Gregory D. Skirving.........................          51   Senior Vice President--National Marketing
Robert A. Dobbin............................          51   Secretary and General Counsel
Brian R. Barringer..........................          31   Vice President--Regional Director
Brian K. Flaherty...........................          41   Vice President--Asset Management
Peter B. Harmon.............................          37   Vice President--Regional Director
Steven C. Jensen............................          40   Vice President--Information Systems
Timothy B. Keith............................          32   Vice President--Regional Director
Jaime Suarez................................          40   Vice President--Finance
Celeste K. Woo..............................          42   Vice President--Asset Management
Richard L. Valladao.........................          34   Controller

                    DESCRIPTION OF SERIES D PREFERRED SHARES

    The following summary sets forth the material terms and provisions of the Series D Preferred Shares, and is qualified in its entirety by reference to the provisions of the Articles Supplementary relating to the Series D Preferred Shares (the "Articles Supplementary") and the Company's Charter, which are incorporated by reference herein. The following description of the particular terms of the Series D Preferred Shares supplements, and to the extent inconsistent therewith, replaces, the description of the general terms of the Preferred Stock set forth in the accompanying Prospectus, to which description reference is hereby made.

GENERAL

    Subject to limitations prescribed by Maryland law and the Company's Charter, the Board is authorized to provide for the issuance, from the authorized but unissued stock of the Company, of up to 25,000,000 shares of Preferred Stock in such classes or series as the Board may determine and to establish from time to time the number of shares of preferred stock to be included in any such series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of each such series.

    The Company currently has outstanding 2,272,727 Series B Preferred Shares. Each Series B Preferred Share is convertible at the option of its holder at any time into shares of Common Stock at a conversion price of $15.40 per share of Common Stock (equivalent to an initial conversion rate of one share of Common Stock per share of Series B Preferred), subject to customary adjustments. The annual dividend payable on the Series B Preferred Shares is equal to the greater of $1.32 per share or the then current dividend payable per share of Common Stock. At any time on or after January 1, 1999, the Company may redeem the outstanding Series B Preferred Shares at an escalating redemption price beginning at $16.95 per share. The closing price of the Company's Common Stock on the New York Stock Exchange on June 19, 1998 was $21.3125 and the annualized dividend was $1.32 per share. In addition, 150,000 shares of Series C Junior Participating Preferred Stock, par value $.001 per share (the "Series C Preferred Shares"), are reserved for issuance pursuant to the terms of the Company's Stockholder Rights Plan. The Series D Preferred Shares will rank junior to the Series B Preferred Shares and senior to the Series C Preferred Shares as to payment of dividends and amounts payable upon liquidation.

    When issued, the Series D Preferred Shares will be validly issued, fully paid and nonassessable. The holders of the Series D Preferred Shares will have no preemptive rights with respect to any shares of the capital stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares. The Series D Preferred Shares will not be subject to any sinking fund or other obligation of the Company to redeem or retire the Series D Preferred Shares.

    The transfer agent, registrar and dividend disbursing agent for the Series D Preferred Shares will be First Chicago Trust Company of New York.

RANKING

    With respect to payment of dividends and amounts upon liquidation, dissolution or winding up, the Series D Preferred Shares will rank junior to the Series B Preferred Shares and senior to the Common Stock. The Series B Preferred Shares are redeemable for cash or convertible into Common Stock, in each case at the Company's option beginning on January 1, 1999. See "Description of Stock-- Designated Preferred Stock" in the accompanying Prospectus.

    While any Series D Preferred Shares are outstanding, the Company may not authorize, create or increase the authorized amount of any class of security that ranks senior to the Series D Preferred Shares with respect to the payment of dividends or amounts payable upon liquidation, dissolution or winding up, or any class of security convertible into shares of such a class, without the consent of the holders of two-thirds of the outstanding Series D Preferred Shares and Parity Shares (as defined below), voting as a single class. However, the Company may create additional classes of other stock, increase the authorized number of preferred shares or issue series of preferred shares ranking on a parity with the Series D Preferred Shares with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up (a "Parity Share") without the consent of any holder of Series D Preferred Shares. See "--Voting Rights" below.

DIVIDENDS

    Holders of the Series D Preferred Shares will be entitled to receive, when and as declared by the Board, out of funds legally available for the payment of
dividends, cumulative preferential cash dividends at the rate of       % of the
liquidation preference per annum (equivalent to $      per share per annum).
Such dividends will be cumulative from the date of original issue and payable quarterly in arrears on the last calendar day (or, if such day is not a business day, the next business day) of each January, April, July and October (each, a "Dividend Payment Date"). The first dividend, which will be paid on or about July 31, 1998, will be for less than a full quarter. Such first dividend and any dividends payable on the Series D Preferred Shares for any partial dividend period will be computed on the basis of the actual number of days in such period. Dividends will be payable to holders of record as they appear in the records of the Company at the close of business on the applicable record date, which will be the date designated as such by the Board of Directors of the Company that is not more than 50 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date"). Accrued and unpaid dividends for any past dividend periods may be declared and paid at any time and for such interim periods to holders of record on the applicable Dividend Record Date. Any dividend payment made on the Series D Preferred Shares will first be credited against the earliest accrued but unpaid dividend due with respect to the Series D Preferred Shares that remains payable.

    Dividends on Series D Preferred Shares will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on the Series D Preferred Shares that may be in arrears. Holders of Series D Preferred Shares will not be entitled to any dividends, whether payable in cash, property or shares of stock, in excess of the full cumulative dividends, as described herein, on the Series D Preferred Shares.

    If, for any taxable year, the Company elects to designate as "capital gain dividends" (as defined in Section 857 of the Internal Revenue Code of 1986, as amended, or any successor revenue code or section (the "Code")) any portion (the "Capital Gains Amount") of the dividends (within the meaning of the Code) paid or made available for the year to holders of all classes of capital stock (the "Total Dividends"), then the portion of the Capital Gains Amount that will be allocable to holders of Series D Preferred Shares will be in the same portion that the Total Dividends paid or made available to the holders of Series D Preferred Shares for the year bears to the Total Dividends.

    No dividends will be declared or paid on any Series D Preferred Shares or Parity Shares unless full cumulative dividends have been declared and paid, or declared and set apart for payment on all outstanding Series B Preferred Shares for all past dividend periods and sufficient funds shall have been paid or declared and set aside for payment of the dividend payable on the outstanding Series B Preferred Shares for the then current dividend period. Except as provided in the next sentence, no dividends will be declared or paid on any Parity Shares unless full cumulative dividends have been declared and paid or are contemporaneously declared and funds sufficient for the payment thereof set aside for such payment on the Series D Preferred Shares for all prior dividend periods. If accrued dividends on the Series D Preferred Shares for all prior dividend periods have not been paid in full, then any dividend declared on the Series D Preferred Shares and on any Parity Shares for any dividend period will be declared ratably in proportion to accrued and unpaid dividends on the Series D Preferred Shares and such Parity Shares.

    The Company will not (i) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Junior Shares (as defined below) or (ii) redeem, purchase or otherwise acquire for consideration any Junior Shares through a sinking fund or otherwise (other than a redemption or purchase or other acquisition of Common Stock made for purposes of any employee incentive or benefit plan of the Company or any subsidiary), unless (A) all cumulative dividends with respect to the Series D Preferred Shares and any Parity Shares at the time such dividends are payable have been paid or declared and funds have been set apart for payment of such dividends and (B) sufficient funds have been paid or declared and set apart for the payment of the dividend for the current dividend period with respect to the Series D Preferred Shares and any Parity Shares.

    As used herein, (i) the term "dividend" does not include dividends or other distributions payable solely in Fully Junior Shares, or in options, warrants or rights to subscribe for or purchase any Fully Junior Shares, (ii) the term "Junior Shares" means the Common Stock and any other class or series of shares of capital stock of the Company now or hereafter issued and outstanding that ranks junior to the Series D Preferred Shares as to the payment of dividends or in the distribution of assets or amounts upon liquidation, dissolution and winding up and (iii) the term "Fully Junior Shares" means Junior Shares that rank junior to the Series D Preferred Shares both as to the payment of dividends and distribution of assets upon liquidation, dissolution and winding up.

LIQUIDATION RIGHTS

    Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series D Preferred Shares will be entitled to receive out of assets of the Company legally available for distribution to stockholders a liquidation preference of $25.00 per Series D Preferred Share, plus an amount per Series D Preferred Share equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders, and no more.

    Until the holders of the Series B Preferred Shares have been paid their liquidation preference in full ($35.0 million), no payment will be made to any holder of Series D Preferred Shares or Parity Shares upon the liquidation, dissolution or winding up of the Company. Until the holders of Series D Preferred Shares and Parity Shares have been paid their liquidation preference in full, no payment will be made to any holder of Junior Shares upon the liquidation, dissolution or winding up of the Company. If upon any liquidation, dissolution or winding up of the Company, the assets of the Company, or proceeds thereof, distributable among the holders of the Series D Preferred Shares are insufficient to pay in full the amount payable upon liquidation with respect to the Series D Preferred Shares and any other Parity Shares, then such assets, or the proceeds thereof, will be distributed among the holders of Series D Preferred Shares and any such Parity Shares ratably in accordance with the respective amounts which would be payable on such Series D Preferred Shares and any such Parity Shares if all amounts payable thereon were paid in full. Neither a consolidation or merger of the Company with another entity, a statutory share exchange by the Company nor a sale, lease or transfer of all or substantially all of the Company's assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of the Company.

REDEMPTION

    The Series D Preferred Shares are not redeemable by the Company prior to
      , 2003. On and after       , 2003, the Company, at its option, upon not
less than 30 or more than 90 days' written notice, may redeem the Series D Preferred Shares, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus accumulated, accrued and unpaid dividends thereon to the date fixed for redemption, without interest. The redemption price of the Series D Preferred Shares (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely out of proceeds from the sale of other stock of the Company, which may include Common Stock, preferred stock, depositary shares, interests, participations or other ownership interests in the Company however designated (other than debt securities converted into or exchangeable for capital stock), and any rights, warrants or options to purchase any thereof. If fewer than all of the outstanding Series D Preferred

Shares are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares), by lot or by any other method determined by the Company in its sole discretion to be equitable.

    Unless full cumulative dividends on all outstanding Series B Preferred Shares have been declared and paid or declared and set apart for payment for all past dividend periods and the then current dividend period, no Series D Preferred Shares or Parity Shares may be redeemed or purchased by the Company. Unless full cumulative dividends on all Series D Preferred Shares and any Parity Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no Series D Preferred Shares or Parity Shares may be redeemed or purchased by the Company except pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series D Preferred Shares or Parity Shares, as the case may be.

    Notice of redemption will be mailed at least 30 days but not more than 90 days before the redemption date to each holder of record of Series D Preferred Shares at the address shown on the stock transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of Series D Preferred Shares to be redeemed; (iii) the redemption price per share; (iv) the place or places where certificates for Series D Preferred Shares are to be surrendered for payment of the redemption price; and (v) that dividends on the Series D Preferred Shares will cease to accrue on such redemption date. If fewer than all Series D Preferred Shares are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Series D Preferred Shares to be redeemed from such holder. If notice of redemption of any Series D Preferred Shares has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of Series D Preferred Shares so called for redemption, then from and after the redemption date, dividends will cease to accrue on the Series D Preferred Shares, such Series D Preferred Shares shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

    The holders of Series D Preferred Shares at the close of business on a Dividend Record Date will be entitled to receive the dividends payable with respect to such Series D Preferred Shares on the corresponding Dividend Payment Date notwithstanding the redemption thereof between such Dividend Record Date and the corresponding Dividend Payment Date or the Company's default in the payment of the dividend due. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series D Preferred Shares which have been called for redemption.

    The Series D Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption.

VOTING RIGHTS

    Except as indicated below, or except as otherwise from time to time required by applicable law, the holders of Series D Preferred Shares will have no voting rights.

    If six consecutive quarterly dividends payable on the Series D Preferred Shares or any Parity Shares are in arrears, whether or not earned or declared, the number of directors then constituting the Board of Directors of the Company will be increased by two, and the holders of Series D Preferred Shares, voting together as a class with the holders of any other series of Parity Shares, will have the right to elect two additional directors to serve on the Company's Board of Directors at any annual meeting of stockholders or a properly called special meeting of the holders of the voting Parity Shares until all such dividends and dividends for the current quarterly period on the Series D Preferred Shares and such other voting Parity Shares have been declared and paid or set aside for payment. Such voting rights will terminate when all such accrued and unpaid dividends have been declared and paid or set aside for payment. The term of office of all directors so elected will terminate with the termination of such voting rights.

    The approval of two-thirds of the outstanding Series D Preferred Shares and all other Parity Shares similarly affected, voting as a single class, is required in order to (i) amend the Company's Charter to affect materially and adversely the rights, preferences or voting power of the holders of the Series D Preferred Shares or the Parity Shares; (ii) enter into a share exchange that affects the Series D Preferred Shares, or consolidate the Company with or merge the Company with another entity, unless in each such case each Series D Preferred Share remains outstanding without a material adverse change to its terms and rights or is converted into or exchanged for preferred stock of the surviving entity having preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption thereof identical to that of the Series D Preferred Shares (except for changes that do not materially and adversely affect the holders of Series D Preferred Shares), or (iii) authorize, reclassify, create or increase the authorized amount of any shares of any class, or any security convertible into shares of any class, having rights senior to the Series D Preferred Shares with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of the Company. However, the Company may create additional classes of Parity Shares and Junior Shares, increase the authorized number of Parity Shares and Junior Shares and issue additional series of Parity Shares and Junior Shares without the consent of any holder of Series D Preferred Shares.

    Except as provided above and as required by applicable law, the holders of Series D Preferred Shares are not entitled to vote on any merger or consolidation involving the Company, on any share exchange or on a sale of all or substantially all of the assets of the Company.

CONVERSION

    The Series D Preferred Shares are not convertible into or exchangeable for any other property or securities of the Company at the option of the holder.

RESTRICTIONS ON TRANSFER; OWNERSHIP LIMITS

    For the Company to qualify as a REIT under the Code, no more than 50% in value of its outstanding stock may be owned, directly or indirectly, by five or fewer "individuals" during the last half of a full taxable year or during a proportionate part of a shorter taxable year. Under the constructive ownership provisions of the Code, stock owned by an entity, including a corporation, life insurance company, mutual fund or pension trust, is treated as owned by the ultimate individual beneficial owners of the entity. Because the Company intends to maintain its qualification as a REIT, the Company's Charter contains certain restrictions on the ownership and transfer of capital stock, including the Series D Preferred Shares, intended to assist the Company in complying with these requirements. For a complete description of these restrictions, see "Description of Stock--Restrictions on Ownership and Transfer" in the accompanying Prospectus.

    Subject to certain exceptions specified in the Company's Charter, no holder may own, or be deemed to own by virtue of certain attribution provisions of the Code, more than 8.5% of any class or series of Preferred Stock. The Board has waived this restriction with respect to the acquisition of Series D Preferred Shares for a holder who is not an "individual" within the meaning of Section 542(a)(2) of the Code, so long as, through such holder's ownership of such Series D Preferred Shares, no "individual" would be considered the beneficial owner of more than 8.5% of the Series D Preferred Shares. If a holder were to acquire more than 8.5% of the Series D Preferred Shares and such holder did not meet the criteria set forth in the preceding sentence, such holder's shares of Series D Preferred Shares would be subject to the provisions in the Charter relating to a violation of the ownership limits as described in the accompanying Prospectus under the caption "Description of Stock--Restrictions on Ownership and Transfer."

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The following is a summary of certain federal income tax considerations pertaining to the acquisition, ownership and disposition of Series D Preferred Shares. This discussion is general in nature and not exhaustive of all possible tax considerations, nor does the discussion address any state, local or foreign tax considerations. The discussion is based on current law and does not purport to deal with all aspects of federal income taxation that may be relevant to a prospective shareholder in light of its particular circumstance or to certain types of shareholders (including insurance companies, financial institutions, broker-dealers, tax exempt investors, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws.

    Except for the discussion below under "--Clinton Administration's Proposed Changes to REIT Asset Tests," this Prospectus Supplement does not address the taxation of the Company, nor does it address the impact on the Company of the Company's election to be taxed as a REIT. Such matters are addressed in the accompanying Prospectus under "Federal Income Tax Considerations--Federal Income Taxation of the Company."

    The Company has not sought any ruling from the Internal Revenue Service ("IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. INVESTORS CONSIDERING THE PURCHASE OF SERIES D PREFERRED SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

CLINTON ADMINISTRATION'S PROPOSED CHANGES TO REIT ASSET TESTS

    The Clinton Administration's budget proposal announced on February 2, 1998 includes a proposal to amend the REIT asset tests with respect to non-qualified REIT subsidiaries, such as the Company's corporate Subsidiaries. The proposal would prohibit a REIT from owning more than 10% of the vote or value of the outstanding stock of any non-qualified REIT subsidiary. Existing non-qualified REIT subsidiaries would be grandfathered, and therefore subject only to the 5% asset test and 10% voting securities test of current law, except that such grandfathering would terminate if the subsidiary engaged in a new trade or business or acquired substantial new assets. (For a description of the 5% asset test and 10% voting securities test, see the accompanying Prospectus under the heading "Federal Income Tax Considerations--Requirements for Qualification--Asset Tests.") As a result, if the proposal were to be enacted, certain of the Subsidiaries would become subject to the new 10%-vote-and-value limitation if they commenced new trade or business activities or acquired substantial new assets after the specified effective date. The Company could not satisfy the new test because it would be considered to own more than 10% of the value of the stock of such Subsidiaries. Accordingly, the proposal, if enacted, would materially impede the ability of the Company's corporate Subsidiaries to engage in other activities without jeopardizing the Company's REIT status.

TAXATION OF HOLDERS OF SERIES D PREFERRED SHARES

    DIVIDENDS AND OTHER DISTRIBUTIONS; BACKUP WITHHOLDING. For a discussion of the taxation of the Company, the treatment of dividends and other distributions with respect to shares of the Company, and the backup withholding rules, see the captions "Federal Income Tax Considerations--Federal Income Taxation of the Company," "--Taxation of Domestic Stockholders" "--Taxation of Domestic Tax-Exempt Stockholders" and "--Taxation of Foreign Stockholders" in the accompanying Prospectus. In determining the extent to which a distribution on the Series D Preferred Shares constitutes a dividend for tax purposes, the earnings and profits of the Company will be allocated, on a pro rata basis, first to distributions with respect to the Series B and Series D Preferred Shares and then to the Common Stock.

    SALE OR EXCHANGE OF SERIES D PREFERRED SHARES. Upon the sale or exchange of Series D Preferred Shares to a party other than the Company, a Preferred Holder will realize a capital gain or loss measured by the difference between the amount realized on the sale or other disposition and the Preferred Holder's adjusted tax basis in the Series D Preferred Shares (provided the Series D Preferred Shares are held as a capital asset). Such gain or loss will be a long term capital gain or loss if the Preferred Holder's holding period with respect to the Series D Preferred Shares is more than one year at the time of sale or exchange. Further, any loss on a sale of Series D Preferred Shares which was held by the Preferred Holder for six months or less and with respect to which capital gain dividend was received will be treated as a long term capital loss, up to the amount of the capital gain dividend received with respect to such shares.

    REDEMPTION OF SERIES D PREFERRED SHARES. The treatment accorded to any redemption by the Company (as distinguished from a sale, exchange or other disposition) of Series D Preferred Shares can only be determined on the basis of particular facts as to each Preferred Holder at the time of redemption. In general, a Preferred Holder will recognize capital gain or loss measured by the difference between the amount received by the Preferred Holder upon the redemption and such holder's adjusted tax basis in the Series D Preferred Shares redeemed (provided the Series D Preferred Shares are held as a capital asset) if such redemption (i) results in a "complete termination" of the Preferred Holder's interest in all classes of stock of the Company under Section 302(b)(3) of the Code, or (ii) is "not essentially equivalent to a dividend" with respect to the Preferred Holder under Section 302(b)(1) of the Code. In applying these tests, there must be taken into account not only any Series D Preferred Shares owned by the Preferred Holder, but also such holder's ownership of Common Stock, other series of preferred shares and any other options (including stock purchase rights) to acquire any of the foregoing. The Preferred Holder also must take into account any such securities (including options) which are considered to be owned by such Preferred Holder by reason of the constructive ownership rules set forth in Sections 318 and 302(c) of the Code.

    If a particular Preferred Holder owns (actually or constructively) no shares of Common Stock of the Company or an insubstantial percentage of the outstanding shares of Common Stock of the Company, based upon current law, it is probable that the redemption of Series D Preferred Shares from such a Preferred Holder would be considered "not essentially equivalent to a dividend." However, whether a distribution is "not essentially equivalent to a dividend" depends on all of the facts and circumstances, and a Preferred Holder intending to rely on any of these tests at the time of redemption should consult its own tax adviser to determine their application to its particular situation.

    If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from the Series D Preferred Shares will be treated as a distribution on the Series D Preferred Shares as described under "Federal Income Tax Considerations--Taxation of Domestic Stockholders," "--Taxation of Domestic Tax-Exempt Stockholders" and "--Taxation of Foreign Stockholders" in the accompanying Prospectus. If the redemption is taxed as a dividend, the Preferred Holder's adjusted tax basis in the Series D Preferred Shares will be transferred to any other stockholdings of the Preferred Holder in the Company. If the Preferred Holder owns no other stockholdings in the Company, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

SPECIAL CONSIDERATIONS FOR NON-U.S. SHAREHOLDERS

    There are several special considerations for prospective purchasers of the Series D Preferred Shares who would be Non-U.S. Stockholders (persons other than
(i) citizens or residents of the United States, (ii) corporations, partnerships or other entities created or organized under the laws of the United States or any political subdivision thereof, and (iii) estates or trusts the income of which is subject to United States federal income taxation regardless of its source). See also "Federal Income Tax Considerations--Taxation of Foreign Stockholders" and "Description of Common Stock--Restrictions on Transfer" in the accompanying Prospectus.

    A Non-U.S. Stockholder will be subject to tax under the Foreign Investment in Real Property Tax Act ("FIRPTA") on the gain attributable to a disposition of the Series D Preferred Shares if the Company does not qualify as a "domestically controlled REIT." The Company will qualify as a "domestically controlled REIT" with respect to a sale by a Non-U.S. Shareholder only if throughout the five-year period ending on the date of the sale, less than 50%, by value, of the Company's outstanding stock is owned by Non-U.S. Shareholders. In the event that stockholders of the Company who are Non-U.S. Stockholders either currently, or at any time in the future, collectively own 50% or more of the Company's stock, the Company would fail to qualify as a "domestically controlled REIT." The Company does not have knowledge that there currently are Non-U.S. Stockholders that would cause the Company to fail the 50% test, but the vast majority of the Company's shares of Common Stock are held in "street name" and thus the Company is unable to advise a prospective Non-U.S. Stockholder that the Company in fact qualifies as a "domestically controlled REIT."

    Even if the Company were not a "domestically controlled REIT," a Non-U.S. Stockholder of Series D Preferred Shares will not be subject to tax under FIRPTA provided that (i) the Series D Preferred Shares are "regularly traded" (as defined by the applicable Treasury Regulations) on an established securities market, and (ii) such Non-U.S. Stockholder owned 5% or less of the value of the Company's preferred stock, or any series thereof, throughout the five-year period ending on the date of sale.

    If the gain on the disposition of the Series D Preferred Shares were to be subject to tax under FIRPTA, a Non-U.S. Stockholder would be subject to the same tax treatment as domestic shareholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the Series D Preferred Shares would be required to withhold and remit to the IRS 10% of the consideration paid for the Series D Preferred Shares.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement and the Pricing Agreement, the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase, the respective number of Series D Preferred Shares set forth opposite its name below:

                                                                                   NUMBER OF
                                 UNDERWRITERS                                       SHARES
-------------------------------------------------------------------------------  -------------
Goldman, Sachs & Co............................................................
Prudential Securities Incorporated.............................................
A.G. Edwards & Sons, Inc.......................................................
Legg Mason Wood Walker, Incorporated...........................................
PaineWebber Incorporated.......................................................
                                                                                 -------------
  Total........................................................................      3,000,000
                                                                                 -------------
                                                                                 -------------

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Series D Preferred Shares, if any are taken.

    The Underwriters propose to offer the Series D Preferred Shares in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities
dealers at such price less a concession of $      per share. The Underwriters
may allow, and such dealers may reallow, a concession not in excess of $ per share to certain brokers and dealers. After the Series D Preferred Shares are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

    The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus Supplement to purchase up to an aggregate of 450,000 additional Series D Preferred Shares solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of Series D Preferred Shares to be purchased by each of them, as shown in the foregoing table, bears to the 3,000,000 Series D Preferred Shares offered by this Prospectus Supplement.

    Prior to the Offering, there has been no public market for the Series D Preferred Shares. An application to list the Series D Preferred Shares on The New York Stock Exchange will be made, although there can be no assurance that the Series D Preferred Shares will be approved for listing.

    The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    Certain of the Underwriters have provided investment banking and other services to the Company in the past and from time to time may provide such services to the Company in the future. Affiliates of Prudential Securities Incorporated currently own approximately 29.8% of the Company's outstanding Common Stock.

    In connection with the Offering, the Underwriters may purchase and sell the Series D Preferred Shares in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Series D Preferred Shares; and syndicate short positions involve the sale by the Underwriters of a greater number of securities than they are required to purchase from the Company in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the Offering for their account may be reclaimed by the syndicate if such Series D Preferred Shares are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Series D Preferred Shares, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, the over-the-counter market or otherwise.

                                 LEGAL MATTERS

    The validity of the issuance of the Series D Preferred Shares offered pursuant to this Prospectus Supplement will be passed upon for the Company by Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland. Certain legal matters also will be passed upon for the Company by Vinson & Elkins L.L.P., Dallas, Texas. Certain legal matters will be passed upon for the Underwriters by Hogan & Hartson L.L.P., Washington, D.C.

                                    EXPERTS

    The financial statements and schedules incorporated by reference in this Prospectus Supplement and elsewhere in the accompanying Prospectus to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              --------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                    PAGE
                                                    -----
Prospectus Supplement Summary..................         S-3
The Company....................................        S-11
Use of Proceeds................................        S-16
Capitalization.................................        S-16
Selected Financial and Other Information.......        S-17
Business and Properties........................        S-20
Management.....................................        S-25
Description of Series D Preferred Shares.......        S-26
Certain Federal Income Tax Considerations......        S-31
Underwriting...................................        S-34
Legal Matters..................................        S-35
Experts........................................        S-35

                         PROSPECTUS

Available Information..........................           2
Incorporation by Reference.....................           2
The Company....................................           4
Use of Proceeds................................           4
Ratio of Earnings to Combined Fixed Charges and
  Preferred Stock Dividends....................           4
Description of Debt Securities.................           5
Description of Stock...........................          18
Description of Warrants........................          25
Selling Stockholders...........................          27
Plan of Distribution...........................          28
Certain Provisions of Maryland Law and of the
  Charter and Bylaws...........................          30
Federal Income Tax Considerations..............          35
Experts........................................          45
Legal Matters..................................          45
Glossary.......................................          46

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,000,000 SHARES

                              MERIDIAN INDUSTRIAL

                                  TRUST, INC.

                                 % SERIES D CUMULATIVE

                                   REDEEMABLE

                                PREFERRED STOCK

                                 -------------

                                     [LOGO]

                                 -------------

                              GOLDMAN, SACHS & CO.
                       PRUDENTIAL SECURITIES INCORPORATED

                           A.G. EDWARDS & SONS, INC.

                             LEGG MASON WOOD WALKER
                                  INCORPORATED

                            PAINEWEBBER INCORPORATED

                      REPRESENTATIVES OF THE UNDERWRITERS